UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 1-8968

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ENERGY XXI SERVICES PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ENERGY XXI (BERMUDA) LIMITED

Canon’s Court, 22 Victoria Street, PO Box HM

1179, Hamilton HM EX, Bermuda

ENERGY XXI SERVICES PLAN INDEX

Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements
Statements of Net Assets Available for Benefits, December 31, 2011 and 2010	3
Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2011	4
Notes to Financial Statements	5

Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

Exhibit Index	14

Report Of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the
  Energy XXI Service Plan

We have audited the accompanying statements of net assets available for benefits of the Energy XXI Service Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010 and the changes in the net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ UHY LLP

Houston, Texas
June 25, 2012

ENERGY XXI SERVICE PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
ASSETS

INVESTMENTS, at fair market value
Money market fund	$2,817,630	$1,512,500
Mutual funds	13,829,136	13,303,111
Equity securities	2,290,736	-
TOTAL INVESTMENTS	18,937,502	14,815,611

EMPLOYER CONTRIBUTIONS RECEIVABLE	2,367,245	1,687,389

NOTES RECEIVABLE FROM PARTICIPANTS	334,832	255,431

NET ASSETS AVAILABLE FOR BENEFITS	$21,639,579	$16,758,431

ENERGY XXI SERVICE PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2011

ADDITIONS TO NET ASSETS

INVESTMENT INCOME (LOSS)
Net depreciation in fair value of investments	$(545,257)
Interest and dividends	353,877
TOTAL INVESTMENT INCOME (LOSS)	(191,380)

INTEREST FROM NOTES RECEIVABLE FROM PARTICIPANTS	26,316

CONTRIBUTIONS
Employer	3,525,456
Participants	2,243,641
TOTAL CONTRIBUTIONS	5,769,097

TOTAL ADDITIONS TO NET ASSETS	5,604,033

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	717,236
Administrative expenses	5,649
TOTAL DEDUCTIONS FROM NET ASSETS	722,885

NET INCREASE	4,881,148

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	16,758,431

End of year	$21,639,579

ENERGY XXI SERVICE PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

Note A - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more comprehensive description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all eligible employees of Energy XXI Services, LLC (the “Employer”). The Plan is designed and intended to operate as a safe harbor plan as defined by the Plan Agreement. The Plan has an income deferral program under Section 401(k) of the Internal Revenue Code (“IRC”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent related amendments and revisions. The Plan was originally effective April 24, 2006.

Eligibility: Participation in the Plan is voluntary. Membership in the Plan is available to all eligible employees who have attained age twenty-one (21) and they become eligible to participate in the Plan the first of the month following date of hire. Excluded from the class of eligible employees are residents of Puerto Rico, union employees, leased employees, summer or seasonal interns, and non-resident aliens who do not receive United States source earned income from the Employer.

Administration of the Plan: The investment custodian and recordkeeper for the Plan was Fidelity Management Trust Company (the “Custodian” or “Fidelity”) for the years ended December 31, 2011 and 2010.  Administrative expenses, except for loan processing fees, charged by the Custodian are deducted from each participant’s account.

Contributions: Participants may contribute up to 90% of their annual compensation, as defined by the Plan Agreement. Such contributions can be made either on a pre-tax basis, or effective September 15, 2010, on an after-tax basis as a Roth 401(k) contribution. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions (subject to Internal Revenue Service (“IRS”) limitations). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Employer contributes a matching contribution equal to each participant’s contribution up to the first six (6) percent of eligible annual compensation, as defined in the Plan Agreement. The Employer may also make a discretionary profit sharing contribution at the discretion of the Employer’s Board of Directors. A discretionary profit sharing contribution of ten (10) percent of eligible annual compensation was made for the year ended December 31, 2011. Contributions are subject to certain limitations. Participants direct the investment of their contributions into various investment options offered by the Plan.

Vesting: Participants are immediately and fully vested in their deferral contributions, Employer matching, and discretionary profit sharing contributions, as well as actual earnings thereon.

ENERGY XXI SERVICE PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

Note A - Description of the Plan (Continued)

Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocation of (a) the Employer’s contributions and (b) plan earnings and expenses.  Allocations are based on participant earnings or account balances, as defined by the Plan Agreement.  The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s accounts.

Notes Receivable from Participants: Participants may borrow from their participant directed accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, less the balance of any existing loans. The loans are secured by the balance in the participant’s account. The interest rate, security and terms of payment are determined by the Custodian based on prevailing interest rates at the time of the loan; however, loan terms are not to exceed five years unless the loan is for the purchase of the participant’s primary residence, in which the loan terms are not to exceed ten years. Both principal and interest are repaid through payroll deduction. The Plan’s Custodian charges a fee for loan origination which is deducted from the participant’s account. A participant’s loan balance becomes immediately due and payable upon termination of employment.

Allocation of Investment Income: The allocation of Plan investment income for the investment options is based on the ratio each participant’s account balance bears to the total account balance of all participants.

Payment of Benefits: Under the terms of the Plan, participants retiring at age 65 or earlier, disabled prior to their retirement date, or terminating employment, will receive all amounts credited to their accounts. Upon the death of the participant while actively employed, participant’s beneficiary will receive all amounts credited to the participant’s account. Benefits are paid in a lump-sum amount or periodic payments equal to the value of their account. Participants are permitted distributions from the vested portion of their Plan accounts at any time after having attained age 59½. Also, participants may request a distribution of their deferral contributions account upon incurring a financial hardship, as defined by the Plan.

ENERGY XXI SERVICE PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

Note B - Summary of Significant Accounting Policies

Basis of Financial Statements:  The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:  The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Notes Receivable from Participants:  Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions and are recorded as a reduction to net assets available for benefits.

Benefits:  Benefits paid to participants are recorded upon distribution and are recorded as a reduction to net assets available for benefits.

Investment Valuation and Income Recognition:  All investments are held by the Custodian and the Plan provides for self-directed investment programs for individual participants.

Money market funds are valued at cost, which approximates fair value.  Mutual funds and equity securities are stated at market value based upon quoted market prices as reported by the Plan’s Custodian.  Investments are generally subject to the volatility of the major stock markets in which the underlying investments are held.  The change in the current value of investments (including investments bought and sold) during the year are reflected in the statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Fair Value Measurements: The Plan adopted Financial Accounting Standards Board (“FASB”) guidance on Fair Value Measurements and Disclosures for its financial assets and liabilities carried at fair value on a recurring basis in the financial statements.  As defined by this guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  The transaction is based on a hypothetical transaction in the principal or most advantageous market considered from the perspective of the market participant that holds the asset or owes the liability.

The Plan utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique.  These inputs can be readily observable, market corroborated or generally unobservable.  The Plan attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.  The Plan is able to classify fair value balances based in the observability of those inputs.  This guidance establishes a formal fair value hierarchy based on the inputs used to measure fair value.  The hierarchy gives the highest priority to level 1 measurements and the lowest priority to level 3 measurements, and accordingly, level 1 measurements should be used whenever possible.

The three levels of the fair value hierarchy are as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in inactive markets

ENERGY XXI SERVICE PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

Note B - Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (Continued)

•	inputs other than quoted prices that are observable for the asset or liability

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

In some cases, certain inputs used to measure fair value may be categorized into different levels of the fair value hierarchy. For disclosure purposes, the lowest level that contains significant inputs used in valuation should be chosen. The Plan has classified its investments into these levels depending upon the data relied on to determine fair values.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Money Market Fund: Valued at cost, which approximates fair value.

Mutual Funds: Valued at the net asset values (“NAV”) of shares held by the Plan at year end.

Equity Securities: Valued at the closing price reported on NASDAQ where the Energy XXI (Bermuda) Limited’s common stock is traded. The Energy XXI (Bermuda) Limited common stock was added as an investment option to the Plan during the 2011 year.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date.

New Accounting Pronouncements: In May 2011, the Financial Accounting Standards Board (“FASB”) updated the guidance regarding certain accounting and disclosure requirements related to fair value measurements.  The updated guidance amends GAAP to create more commonality with International Reporting Standards (“IFRS”) by changing some of the wording used to describe requirements for measuring fair value and for disclosing information about fair value measurements.  This update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.  Early adoption is not permitted.  We do not expect the adoption of this update to have a material impact on the statement of net assets available for benefits and statement of changes in net assets available for benefits.

ENERGY XXI SERVICE PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

Note C – Investments

The following table presents the fair value of all investments representing approximately 5% of more of net assets available for benefits:

	December 31,
	2011	2010
Fidelity Money Market Retirement	$2,817,630	$1,512,500
Energy XXI (Bermuda) Limited Common Stock Fund	2,290,736	-
Fidelity Freedom 2020	1,061,036	678,119
Fidelity Contrafund	1,037,624	1,102,860
Fidelity Mid Cap Stock	1,046,157	1,093,977
Fidelity Growth Company	906,107	1,028,900
Total individual investments exceeding 5%	9,159,290	5,416,356
Other	9,778,212	9,399,255
TOTAL INVESTMENTS	$18,937,502	$14,815,611

During the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

Equity securities	$320,950
Mutual funds	(866,207)
TOTAL NET DECPRECIATION	$(545,257)

ENERGY XXI SERVICE PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

Note D - Fair Value of Financial Instruments

The assets measured at fair value on a recurring basis subject to the disclosure requirements of the fair value measurement policy related to the fair value hierarchy levels described in Note B are as follows:

	Fair Value Measurements as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Money market fund	$2,817,630	$-	$-	$2,817,630
Mutual funds:
Growth funds	6,028,402			6,028,402
Allocation funds	2,791,966			2,791,966
International funds	919,938			919,938
Bond funds	1,918,068			1,918,068
Value funds	803,974			803,974
Growth and income funds	1,042,382			1,042,382
Index funds	224,142			224,142
Balanced funds	100,264			100,264
Total mutual funds	13,829,136	-	-	13,829,136
Equity securities	2,290,736	-	-	2,290,736
Total investments at fair value	$18,937,502	$-	$-	$18,937,502

	Fair Value Measurements as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Money market fund	$1,512,500	$-	$-	$1,512,500
Mutual funds:
Growth funds	6,678,244	-	-	6,678,244
Allocation funds	1,634,856	-	-	1,634,856
International funds	1,363,517	-	-	1,363,517
Bond funds	1,285,386	-	-	1,285,386
Value funds	1,158,213	-	-	1,158,213
Growth and income funds	924,450	-	-	924,450
Index funds	185,553	-	-	185,553
Balanced funds	72,892	-	-	72,892
Total mutual funds	13,303,111	-	-	13,303,111

Total investments at fair value	$14,815,611	$-	$-	$14,815,611

Note E - Plan Termination
Although the Employer has not expressed any interest to do so, the Employer has the right to terminate the Plan at any time, subject to the provisions of ERISA.  Upon any full or partial termination, all amounts credited to the affected participants shall be 100% vested and not be subject to forfeiture.

ENERGY XXI SERVICE PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

Note F - Income Tax Status

Effective August 10, 2009, the Employer amended the Plan by adopting the Volume Submitter Profit Sharing Plan with a qualified cash of deferred arrangement (“CODA”).  Fidelity Management & Research Company received an advisory letter dated March 31, 2008 from the IRS that the form of the Plan is acceptable under Section 401 of the IRC for use by employers for the benefit of their employees.  Although the Plan has been amended since receiving this letter, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting rules generally accepted in the United States of America require an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination.  The Plan Administrator believes that all significant tax positions utilized by the Plan will more likely than not be sustained upon examination.  As of December 31, 2011, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2007 forward (with limited exceptions).  Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statement of changes in net assets available for benefits.

Note G - Party-In-Interest Transactions

The Plan invests in various investments managed by Fidelity.  Fidelity is the Plan’s investment custodian as defined in the Plan Agreement, and therefore certain transactions qualify as party-in-interest.  One of the Plan’s investment options is Energy XXI (Bermuda) Limited common stock, and therefore, qualifies as party-in-interest.

ENERGY XXI SERVICE PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

Note H - Risks and Uncertainties

The Plan provides for various investments in a money market fund and mutual funds.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Note I - Reconciliation of Financial Statements to Form 5500

The Form 5500 was reported on a cash basis with respect to deferral and matching contributions.  These financial statements were prepared on an accrual basis.  The reconciliation of the cash to accrual basis is as follows:

	December 31,
	2011	2010
Total net assets reported on Form 5500	$19,272,334	$15,071,042
Reconciling items:
Employer contributions receivable	2,367,245	1,687,389

Net assets as reported in the financial statements	$21,639,579	$16,758,431

	Year Ended
	December 31,
	2011

Net increase reported on Form 5500	$4,201,292
Change in employer contributions receivable	679,856
Net increase in net assets available for benefits as
reported in the financial statements	$4,881,148

ENERGY XXI SERVICE PLAN                                                                                                                                     Plan EIN 20-4583999
SCHEDULE H, LINE 4i- SCHEDULE OF ASSETS                                                                                                                                     Plan Number 001
(HELD AT END OF YEAR)
DECEMBER 31, 2011

(a)	(b)	(d)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Fidelity Management Trust Company	Fidelity Money Market Retirement	^	$2,817,630
*	Energy XXI (Bermuda) Limited	Energy XXI (Bermuda) Limited Common Stock Fund 71,823.764 Shares (equity securities)	^	2,290,736
*	Fidelity Management Trust Company	Fidelity Fund	^	100,127
*	Fidelity Management Trust Company	Fidelity Puritan	^	100,264
*	Fidelity Management Trust Company	Fidelity Value Strategies	^	210,864
*	Fidelity Management Trust Company	Fidelity Contrafund	^	1,037,624
*	Fidelity Management Trust Company	Fidelity Equity Income	^	216,011
*	Fidelity Management Trust Company	Fidelity Growth Company	^	906,107
*	Fidelity Management Trust Company	Fidelity Investment Grade Bonds	^	856,780
*	Fidelity Management Trust Company	Fidelity Intermediate Bond	^	566,854
*	Fidelity Management Trust Company	Fidelity Value	^	242,627
*	Fidelity Management Trust Company	Fidelity OTC Portfolio	^	337,846
*	Fidelity Management Trust Company	Fidelity Overseas	^	520,990
*	Fidelity Management Trust Company	Fidelity Real Estate Investment	^	646,742
*	Fidelity Management Trust Company	Fidelity Blue Chip Growth	^	492,542
*	Fidelity Management Trust Company	Fidelity Equity Income II	^	79,501
*	Fidelity Management Trust Company	Fidelity Equity Growth Strategies	^	405,319
*	Fidelity Management Trust Company	Fidelity Dividend Growth	^	565,534
*	Fidelity Management Trust Company	Fidelity Export & Multinational	^	261,900
*	Fidelity Management Trust Company	Fidelity International Capital Appreciation	^	398,948
*	Fidelity Management Trust Company	Fidelity Mid Cap Stock	^	1,046,157
*	Fidelity Management Trust Company	Fidelity Large Cap Stock	^	361,535
*	Fidelity Management Trust Company	Fidelity Freedom Income	^	25,374
*	Fidelity Management Trust Company	Fidelity Freedom 2000	^	6,416
*	Fidelity Management Trust Company	Fidelity Freedom 2005	^	6,177
*	Fidelity Management Trust Company	Fidelity Freedom 2010	^	77,447
*	Fidelity Management Trust Company	Fidelity Freedom 2015	^	234,433
*	Fidelity Management Trust Company	Fidelity Freedom 2020	^	1,061,036
*	Fidelity Management Trust Company	Fidelity Freedom 2025	^	337,847
*	Fidelity Management Trust Company	Fidelity Freedom 2030	^	326,681
*	Fidelity Management Trust Company	Fidelity Freedom 2035	^	284,114
*	Fidelity Management Trust Company	Fidelity Freedom 2040	^	106,965
*	Fidelity Management Trust Company	Fidelity Freedom 2045	^	217,630
*	Fidelity Management Trust Company	Fidelity Freedom 2050	^	107,847
*	Fidelity Management Trust Company	Fidelity Small CAP Discovery	^	268,573
*	Fidelity Management Trust Company	Spartan Total Marked Index	^	117,239
*	Fidelity Management Trust Company	Spartan Extended Marked Index	^	106,903
*	Fidelity Management Trust Company	Fidelity Short Term Bond	^	494,434
*	Fidelity Management Trust Company	Fidelity Fifty	^	134,401
*	Fidelity Management Trust Company	Fidelity Small Cap Value	^	561,347
	Total Mutual Funds			13,829,136
*	Participants Loans	Interest at 8.75% maturing through March 2022	-	334,832
	TOTAL INVESTMENTS			$19,272,334
*   Party-in-Interest.
^	Not applicable as permitted by Department of Labor for participant-directed individual account plans.

EXHIBIT INDEX

       The following document is filed as part of this report:

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative and Investment Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERGY XXI SERVICES PLAN
June 26, 2012	By:	/s/ Kerry McDonough
Kerry McDonough Plan Administrator